Filed by ITC^DeltaCom, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

September 8, 2004	Subject Company: ITC^DeltaCom, Inc. Commission File No. 0-23253

Dear ITC^DeltaCom Employees:

During the last year, we have worked extremely hard to refine our position in the competitive communications industry. We have moved quickly to integrate the ITC^DeltaCom and BTI operations to realize cost savings, determine process improvements that increase our efficiency, and continue to develop simplified, cost-effective products and services that set us apart from our competitors. Because of you, we can claim this past year a success.

And also because of you, we will be able to further strengthen our leadership position with our upcoming mergers with FDN Communications, Inc. and Network Telephone Corp. Both companies have solid track records of success in our region. Together, we will create an even more powerful entity to successfully compete with other providers. FDN is a privately held company providing services in seven major markets in Florida and Georgia with 182,000 voice lines in service. Network Telephone also is a privately held company, providing services in 27 markets throughout the Southeast with 75,000 voices lines in service. With combined assets including more than 450 colocations, 635,000 voice lines in service, 122,000 business customers, and approximately $800 million in revenue, we will be well positioned to move forward as the region’s largest integrated communications provider.

These transactions will bring together a wide range of expertise and resources that will strengthen ITC^DeltaCom’s extensive portfolio of facilities-based product offerings. This combination will enable us to serve small and medium-sized business customers more efficiently and cost effectively, while mitigating the risks associated with non-facilities-based platforms. Furthermore, the mergers will strengthen our financial profile, improve our liquidity position and enhance our ability to refinance our long-term debt. This is an important step in ensuring our long-term success.

These mergers will enable the new ITC^DeltaCom to build on each company’s strengths. With deeper roots and greater network reach than any other competitive provider in our region, we will build a successful future. There will be many more employment opportunities and long-term career paths in the new, larger organization.

Throughout the transaction closing process (which is expected to last approximately 90-150 days), the companies will continue to operate in a “business as usual” environment. Upon closing, I will remain Chairman & CEO of the combined company, which will operate under the name ITC^DeltaCom and remain headquartered in West Point.

Please take a moment to review the Merger Update sections on our intranet and Web site. There you will find valuable information regarding the mergers. If you have any questions, please contact your supervisor or your designated Human Resources contact. In addition, you can send questions to mergerquestions@itcdeltacom.com and those questions will be answered personally and posted to the Intranet as appropriate.

As employees of ITC^DeltaCom, you should continue to take pride in your efforts. This is a very exciting time for our company as we continue to build a successful future for our employees, drive new and innovative solutions to our customers and increase shareholder value. Though we are experiencing these changes, our mission remains the same—to be the premier provider of integrated telecommunications and technology solutions to customers in the southeastern United States. Thank you for your continued hard work, dedication and success in delivering on that mission. We look forward to updating you as we move forward!

Sincerely,

Larry Williams Chairman & CEO ITC^DeltaCom, Inc.

ADDITIONAL INFORMATION ABOUT THE TRANSACTIONS

ITC^DeltaCom will file with the SEC registration statements on Form S-4, which will contain a proxy statement/prospectus of ITC^DeltaCom with respect to each proposed transaction, as well as other relevant documents concerning the proposed transactions. Investors are urged to read the proxy statement/prospectus for each transaction when it becomes available and any other relevant documents filed with the SEC, because they will contain important information. The proxy statement/prospectus will be mailed to stockholders of ITC^DeltaCom prior to their stockholder meeting. In addition, interested parties will be able to obtain the Form S-4 registration statements, including the exhibits filed therewith, free of charge at the Web site maintained by the SEC at www.sec.gov. The proxy statement/prospectus and these other documents also may be obtained free of charge from ITC^DeltaCom by directing a request to 1791 O.G. Skinner Drive, West Point, Georgia 31833, Attn: Investor Relations.

ITC^DeltaCom and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ITC^DeltaCom in connection with the proposed transactions. Information about directors and executive officers of ITC^DeltaCom and their ownership of ITC^DeltaCom common stock and other ITC^DeltaCom voting securities is included in ITC^DeltaCom’s proxy statement for its 2004 annual meeting of stockholders, which it filed with the SEC on April 1, 2004. This document is available free of charge at the Web site maintained by the SEC at www.sec.gov and from ITC^DeltaCom as described above. Additional information regarding interests in the transaction of participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding each proposed transaction when it becomes available.